Ref.: File No. 82-4025

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

GLOBEX

January 13, 2003

PRESS RELEASE

ZONE DISCOVERED IN LATEST DRILL PROGRAM AT DUQUESNE WEST PROPERTY, QUEBEC

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) and Kinross Gold Corporation (K-Toronto Stock Exchange and KGC – American Stock Exchange) are pleased to announce the discovery of a second gold zone in recent drilling on Globex's Duquesne West Property.

Previously Globex announced the results of 3 drill holes two of which intersected wide zones of good grade gold mineralization (6.86 g/t Au over 11.15 metres & 5.9 g/t Au over 9.4 metres) in what is now called the **Liz Zone**.

Assay results have been received from the remaining 11 drill holes of the 14 hole program, **all but two of which were aimed at geological or geophysical targets outside the area of the first gold discovery.** All drill holes intersected gold values varying between 1 and 7.4 grams/tonne over widths from 1 to 5.5 metres.

However, **drill hole DQ-02-09** which was directed to intersect a coincident geophysical and geological target now called the **NIP Zone** intersected the following:

9.9 g/t Au over 3.5 metres
or
0.29 oz/ton Au over 11.5 feet.

The intersection occurs within what is logged as a mafic intrusive between a quartz porphyry and an altered quartz feldspar porphyry breccia.

This latest discovery expands the potential of the Duquesne West Property in a previously under explored area. Kinross intends to resume drilling after completing recompilation of all project data including sampling of unassayed sections of drill holes from the 1994 through 1997drill campaigns.

Mr. John Londry, P. Geo. is the project manager and the assays were performed by ALS Chemex Chimitec in Val d'Or, the Quebec division of ALS Canada Limited. Samples have been processed using the industry standard procedures: routine sample preparation (crush 70% -2mm, split 250g, pulv 85% -75 µm) and gold determination by fire assay using a 30g test weight followed by an atomic absorption finish.

Magusi – Fabie Bay Project Update

Noranda Inc. has resumed drilling after the holiday season with 2 drills on Globex's Magusi - Fabie Bay massive sulphide project.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

dlw 3/3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com